Exhibit 1
November 6, 2006
Dear Sir / Madam,
1. Operating Results for the Interim Period
     Consolidated Operating Results

			(Millions of yen)
	Sept. FY2005	Sept. FY2006	% change
Operating revenue	28,387	37,862	33.3
Operating income	5,234	6,351	21.3
Ordinary income	5,217	6,216	19.1
Net income	4,989	(452)	—
2. Notice Regarding Adjustments in Financial and Dividend Forecasts
     We have revised our financial and dividend forecast for the year ending March 31, 2007, which were made public on May 8, 2006.
     (For details, please refer to the press release dated October 31, 2006.)
3. Notice Regarding an Additional Business Alliance with ShinGinko Tokyo, Limited.
     We have entered into an additional business alliance agreement with ShinGinko Tokyo, Limited. with respect to the treatment of card loans for Small and Medium-sized Enterprises (SMEs) and business owners.
     (For details, please refer to the press release dated October 2, 2006.)
4. Notice Regarding Downward Adjustments in Loan Interest-Rate of Finance Services
     Taking into consideration the environment surrounding the finance industry, we decided to reduce the interest-rate of our finance services on the real interest-rate basis on and after October 1, 2006, so as to diversify our business further, and accelerate our alliance strategy, in addition to acquiring a new customer segment.

Credit	Real Interest-Rates (including service charge)
5 million yen or more:	15.0% or less
Less than 5 million yen:	18.0% or less
(For details, please refer to the press release dated September 29, 2006.)

5. Notice Regarding Adjustments in Financial and Dividend Forecasts from Nissin Servicer Co., Ltd.
     Nissin Servicer Co., Ltd. has revised its financial and dividend forecast for the year ending March 31, 2007, which were made public on May 8, 2006.
6. Announcement of a change in subsidiaries of Nissin Servicer Co., Ltd.
     Nissin Servicer Co., Ltd. has changed its scope of subsidiaries and consolidated two investment associations, NIS Retail • One Co., Ltd. and Nishi-Shunjuku Investment Co., Ltd.
7. Notice Regarding Adjustments in Financial and Dividend Forecasts from Aprek Co., Ltd.
     Aprek Co., Ltd. has revised its financial and dividend forecast for the year ending March 31, 2007, which were made public on May 8, 2006.
8. Announcement of Organizational Change
     We announced that on September 25, 2006, its Board of Directors adopted a resolution to implement the organizational change, effective October 1, 2006.
     (For details, please refer to the press release dated September 25, 2006.)
9. Notice Regarding a Business Alliance between a Wholly Owned Subsidiary, NIS Lease Co., Ltd. and re-plus inc.
     A wholly owned subsidiary, NIS Lease Co., Ltd. has entered a basic agreement with re-plus inc. (listed on TSE Mothers: 8936, “re-plus”) for the guarantee for rents of commercial leased property.
     (For details, please refer to the press release dated September 29, 2006.)
(The figures herein are based on Japanese GAAP, are unaudited and may be subject to revision)